PE 1/15/2016

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

16004021

March 11, 2016

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (OOS)
Public
Availability: 3-11-16

Re: Chevron Corporation
Incoming letter dated January 15, 2016

Dear Ms. Ising:

This is in response to your letter dated January 15, 2016 concerning the shareholder proposal submitted to Chevron by Arjuna Capital on behalf of Susan Inches and Robert Sessums. We also have received a letter on the proponents' behalf dated February 16, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Natasha Lamb
Arjuna Capital/Baldwin Brothers Inc.
natasha@arjuna-capital.com

March 11, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chevron Corporation
Incoming letter dated January 15, 2016

The proposal provides that the company commit to increasing the total amount authorized for capital distributions (summing dividends and share buybacks) to shareholders as a prudent use of investor capital in light of the climate change related risks of stranded assets.

We are unable to concur in your view that Chevron may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Chevron may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Chevron may exclude the proposal under rule 14a-8(i)(12). In our view, the proposal does not deal with substantially the same subject matter as the proposal included in the company's 2011 proxy materials. We express no position on whether the proposal deals with substantially the same subject matter as the proposal included in the company's 2015 proxy materials. Accordingly, we do not believe that Chevron may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(12).

We are unable to concur in your view that Chevron may exclude the proposal under rule 14a-8(i)(13). Accordingly, we do not believe that Chevron may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(13).

We note your reference to rule 14a-8(l). Under that rule, a company is not required to disclose a shareholder proponent's name and address in its proxy statement. Accordingly, Chevron would not be required to include the shareholder proponent's name or contact information in its proxy statement under rule 14a-8(l). Rather, Chevron can indicate that it will provide the proponent's name and contact information to shareholders promptly upon receiving an oral or written request.

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 16, 2016

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Chevron Corporation's January 15, 2016 Letter Request to Exclude Shareholder Proposal of Arjuna Capital/Baldwin Brothers Inc. on behalf of Susan Inches and Robert Sessums. Securities and Exchange Act of 1934—Rule 14a-8

Dear Sir/Madam:

This letter is submitted on behalf of Susan Inches and Robert Sessums by Arjuna Capital/Baldwin Brothers Inc., as their designated representative in this matter ("Proponents"), who are beneficial owners of shares of common stock of Chevron Corporation (the "Company"), and who have submitted a shareholder proposal (the "Proposal") to Chevron, to respond to the letter dated January 15, 2016 sent to the Office of Chief Counsel by the Company ("Company Letter"), in which Chevron contends that the Proposal may be excluded from the Company's 2016 proxy statement under Rule 14a-8(i)(12)(ii), Rule 14a-8(i)(13), Rule 14a-8(i)(7).

We have reviewed the Proposal and the Company Letter, and based upon the forgoing, as well as upon a review of Rule 14a-8, it is our opinion that the Proposal must be included in Chevron's 2016 proxy statement because the Proposal deals with a substantially different subject matter from the 2011 proposal, does not specify a formula or amount of dividends, and relates to a significant social policy issue with a nexus to the Company.

The Proponents urge the Staff to deny the Company's no action request.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Chevron's Securities and Corporate Governance Counsel, Christopher A. Butner and Elizabeth A. Ising via email at shareholderproposals@gibsondunn.com.

The Proposal

The Resolved Clause of the Proposal States:

> RESOLVED:
>
> Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal that Chevron commit to increasing the total amount authorized for capital

distributions (summing dividends and share buybacks) to shareholders as a prudent use of investor capital in light of the climate change related risks of stranded carbon assets.

The Proposal, the full text of which is available in Exhibit A, requests that Chevron commit to increasing total capital distributions (defined as dividends and share buybacks) in light of stranded carbon asset risk, that is, to increase capital distributions to prevent losses from unburnable carbon. The Whereas Clause of the Proposal notes investor capital is at risk **from investments** that may prove economically **stranded and unburnable** in the face of a **low carbon demand scenario where fossil fuel demand is reduced** through public policy carbon restrictions or pricing and competition from renewables. The Proposal outlines economic risks arising from unburnable stranded carbon assets to oil and gas companies, who are increasingly vulnerable to a drop in demand and price following a decade of cost escalation, including a drop in equity valuation. The Proposal notes Chevron's cost escalation, associated decline in net income, and vulnerability of the dividend.

Background

In March 2012, the Carbon Tracker Initiative issued a seminal report called *Unburnable Carbon,* which introduced the systemic risks to institutional investors of fossil fuel assets becoming unburnable and stranded due to a shift toward a low-carbon economy.[1] The report was the first to discuss the concept that nearly 2/3 of fossil fuel reserves must remain unburned if global warming is to be limited to 2 degrees Celsius, the limit beyond which dire climate consequences will occur.

As the issue of stranded assets gained more recognition, in September 9, 2013, a group of institutional investors representing nearly $3 trillion in assets sent a letter of concern to 45 of the world's largest oil and gas, coal, and electric utility companies asking the companies whether and how they were planning for the risks associated with a low carbon future and how these scenarios would impact capital expenditures and current assets. Five shareholder proposals were filed with companies that failed to respond meaningfully to this investor outreach.

The 2013 investor letter to Chevron explained the basis for concern:

In its *World Energy Outlook 2012,* the IEA concluded, "No more than one-third of proven reserves of fossil fuel can be consumed prior to 2050 if the world is to achieve the 2°C goal, unless carbon capture and storage (CCS) is widely deployed." Under a carbon- constrained scenario, investment bank HSBC assessed how a number of oil and gas companies would be affected and estimated that 40 to 60% of their market value could be lost because a portion of their proven reserves would become stranded assets and reduced demand for oil would drive down the prices for petroleum products, significantly reducing the value of their remaining proven reserves. According to Standard & Poor's, such a price decline could pressure the credit worthiness of oil and gas companies, particularly those that have large exposure to high cost unconventional oil and gas production such as oil sands. Despite the risk that a portion of current

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[1] http://www.carbontracker.org/wp-content/uploads/downloads/2011/07/Unburnable-Carbon-Full-rev2.pdf

proven reserves of fossil fuels cannot be consumed if governments act on the 2°C goal, recent analysis by the Carbon Tracker Initiative and the Grantham Research Institute found that the world's 200 largest fossil fuel companies collectively spent $674 billion in 2012 on finding and developing *new* reserves. This raises concern about the possibility that returns on this capital may never be realized.

In 2014 two proposals were filed asking companies to increase capital distributions in the face of the climate change related risk of stranded assets. This proposal went to a vote of Chevron shareholders in May 2015.

Analysis

The Proposal is Not Excludable Under Rule 14a-8(i)(12)(ii)

1. **The Proposal has a fundamentally different subject matter focus from the 2011 shareholder proposal, and is thus not excludable under Rule 14a-8(i)(12)(ii), as the subject matter has only been voted on one time and received the support necessary for resubmission.**

The Proposal, while substantially the same proposal as the 2015 Dividends Proposal, has a fundamentally different focus from the 2011 Proposal. The Company argues that the current Proposal may be excluded from its 2016 Proxy materials pursuant to Rule 14a-8(12)(ii) because "the Company has within the past five years included in its proxy materials at least two stockholder proposals regarding the perceived financial risks to the Company associated with climate change and related public policies and the Company's actions to protect shareholders' investments in light of those risks." Essentially, Chevron argues that because the earlier proposals address "climate change" and ask the Company to report on certain associated risks, the current Proposal must be rejected as covering substantially the same subject matter as the earlier proposals, the last of which did not obtain sufficient votes to be resubmitted.

The Company's Capital Distribution Policy as it relates to Stranded Assets and Losses from Unburnable Carbon is Fundamentally Unique from Broad Climate Concerns. Distinct Issues resulting from Climate Change Risk should be placed on the Proxy.

Upholding the Company's argument would do a significant disservice to shareholders. For one, climate change is one of the most significant challenges of our time, encompassing a broad subject area, with broad impacts on the economy, companies, shareholders, and the public at large. Like other important subject matter areas discussed more fully below, distinct and significant issues to shareholders within a broad subject area should be allowed to be raised on the proxy. The purpose of Rule 14a-8(i)(12)(ii), which prevents proponents from re-introducing a losing proposal by merely adjusting the language of the proposal, is not served by broadly interpreting "subject matter" to prevent truly distinct proposals.

Secondly, the Proposals are unique in thrust, with the current Proposal addressing the Company's capital distribution policy in light of the risk of stranded carbon assets so as to prevent losses from unburnable carbon. The 2011 Proposal requests a report on broad climate change concerns.

The Company argues, "The Proposal and the Previous Proposals each express concern about the changes occurring as a result of climate change and public policy reactions to it." The Staff has on numerous occasions allowed multiple proposals dealing with "climate change" and public policy broadly to be placed on the proxy ballots of corporations relying on Rule 14a-8(i)(11), whether they related distinctly to greenhouse gas reduction goals, methane emissions, carbon asset risk, or climate expertise on the board. In *Exxon Mobil Corporation* (January 21, 2014) the Staff found a proposal requesting a report on the risk of stranded assets presented by global climate change not to be substantially duplicative under Rule 14a-8(i)(11) of a proposal asking Exxon to set quantitative goals for reducing greenhouse gas emissions. The proposals exhibited distinct "principal thrust" and unique requests. They did not cover substantially the same subject matter.

In many ways, Rule 14a-8(i)(12) is akin to Rule 14a-8(i)(11), which allows proposals to be placed on the proxy as long as the proposals are not in conflict or create confusion among the voting shareholders by eliminating "the possibility of shareholders having to consider two or more substantially identical proposals." See footnote for prior precedent on this rule.[2]

As for Rule 14a-8(i)(12), upholding the viability of unique proposals that fall under the broad umbrella of climate change is consistent with the way that proposals relating to **lobbying expenditures and political contributions** were not deemed to cover the same subject matter under Rule 14a-8(i)(12) in *Goldman Sachs* (March 14, 2013). Further, in *General Electric*

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[2] Staff precedent indicates that proposals addressing a broad overarching topic may not be considered substantially duplicative (unique from "principal thrust"). See Kraft (January 28, 2015) indicating that a proposal on the environmental impacts of non-recyclable brand packaging is distinct form a proposal on a comprehensive sustainability report, despite the fact that such environmental impacts could be reported in a sustainability report). See *AT&T Inc.* (avail. February 3, 2012) (indicating that a proposal seeking a *report* on *lobbying contributions and expenditures* is distinct from a proposal seeking a report on political disclosure, whereas AT&T argued they were both "political"). See also *Bank of America Corp.* (avail. January 7, 2013)(concurring that a proposal seeking to explore an *end* to *political spending* on elections and referenda is distinct from a proposal asking the company to *disclose* its *political spending* in a variety of categories). Further, at *Pharma-Bio Serv, Inc.* (January 17, 2014) two proposals, which both related to the issuance of dividends, were allowed by the Staff to appear on proxy, and not found to be excludable under Rule 14a-8(i)(11). The first proposal requested that the board establish a quarterly dividend policy while the second requested that the board immediately adopt and issue a special cash dividend. Even though the subject matter of dividends underlay both proposals, they were not considered duplicative for purposes of the rule. Similarly, proposals that relate to aspects of board elections are not considered duplicative under the rule. For instance one proposal calling for a simple majority vote, and another calling for directors to be elected on an annual basis were not found duplicative for purposes of Rule 14a-8(i)(11) in Baxter Inc. January 31, 2012). See also Pulte Homes Inc. (avail. March 17· 2010)(indicating that a proposal urging the board of directors to adopt a *policy* requiring that senior *executives retain 75% of all equity-based compensation for at least two years following their departure* from the company and to *report* to shareholders regarding the policy is distinct from a proposal asking the board to adopt a *policy* that would *bar* senior executives and directors from engaging in *speculative transactions* involving their holdings of company stock). These proposals, while broadly about governance and government influence, are distinct in "principal thrust."

(January 3, 2014) proposals for a board mandate against dividends or equivalent payments to senior executives were found to not address substantially the same subject matter as proposals relating to other aspects of executive compensation, including cessation of executive stock option programs and bonus programs even though both addressed the same subject matter of **executive compensation.**

Today climate change concerns have come to the forefront of public concerns, every bit as much as executive compensation or political expenditures. Each of these are significant public concerns for which we can expect diverse shareholder proposals.

The fact that the underlying cause and concern creating the risks outlined in the current Proposal and the 2011 Proposal is climate change, does not mean that they deal with substantially the same subject matter. Specifically, the current Proposal deals substantially with the subject matter of increasing capital distributions to prevent losses from unburnable carbon. That there is some overlap in the concerns motivating the two proposals at hand does not establish that the company has met its burden of proof of showing that they both deal with substantially the same subject matter. Past Staff decisions have upheld unique proposals despite some subject matter overlap. In *Mattel, Inc.* (March 24, 2008) a proposal requesting a report on the "safety and the quality of [the registrant's] products as well as about the working conditions under which they are manufactured" was not substantially the same subject matter as a prior proposal that dealt only with working conditions. The Staff also found shareholder proposals concerning equal employment opportunity did not deal with substantially the same subject matter when they covered different portions of the registrant's work force. *Wal-Mart Stores, Inc.* (April3, 2002); *Wal-Mart Stores, Inc.* (April 11, 2000); *Chris-Craft Industries, Inc.* (February 12, 1997).

Stranded Assets and Capital Distributions are Absent from the 2011 Proposal.

The 2011 Proposal was filed by a different proponent and requested the Board prepare a report related to a **broad** range of climate change risks, including emissions management, physical risks, water scarcity, carbon taxes and cap and trade, material risk, business opportunities, and reputation, brand, and legal risk. There is however, **no mention of unburnable stranded carbon assets or capital distribution policies**, the rationale and thrust of the current Proposal.

In contrast to the 2011 Proposal, the current Proposal asks the Company to consider increasing capital distributions as a prudent use of investor capital in light of the climate change related risks of stranded carbon assets, specifically. **The thrust of the proposal is Capital Distributions related to the risk of severe loss of value from unburnable carbon assets** if fossil fuel demand is reduced in the face of global climate change. In such a scenario, the Proponents express concern "Chevron is at risk of eroding shareholder value through investments in what may prove stranded, uneconomical assets in a low carbon demand scenario." The thrust of the Proposal is clear and specific, as well as distinct from the 2011 Proposal. As compared with the 2011 Proposal, the two proposals have clearly **different foci and goals, deal with substantially different subject matter,** and ask the Company to take **very different actions.**

<u>The Concept of Stranded Carbon Assets was Not Introduced to Investors until 2012.</u>

There is no mention of stranded carbon assets in the 2011 proposal, as the concept was not introduced to investors until the publication of a seminal report in 2012 by the Carbon Tracker Initiative called *Unburnable Carbon,* which introduced the systemic risks to institutional investors of fossil fuel assets becoming stranded due to a shift toward a low-carbon economy. The concept of stranded carbon assets as an investment risk related to climate change had not even arisen in the minds of shareholders in 2011, so the 2011 Proposal could not have possibly addressed the same subject.

There is not substantial overlap in subject matter, as the current Proposal is focused on capital distributions in the context of potential losses from stranded unburnable carbon assets. Firstly, there is no mention of capital distributions in the 2011 Proposal. Secondly, unburnable stranded carbon assets are not the subject of the 2011 Proposal. Stranded assets are commonly understood as assets that have become obsolete or non-performing, but must be recorded on the balance sheet as a loss of profit. The Stranded Assets Program at the University of Oxford's School of Enterprise and the Environment broadly defines "stranded assets" as "assets that have suffered from unanticipated or premature write-downs, devaluations or conversion to liabilities."[3]

<u>The Concern Underlying the Proposals is Distinct from Subject Matter and Substantive Concern.</u>

In order for the Company to have met its burden under Rule 14a-8(i)(12), it must clearly demonstrate that the Proposal "deals with substantially the same subject matter" "based upon a consideration of the substantive concerns raised by the proposal." The Company does not meet this burden, as **the substantive concerns raised by the Proposal are losses from unburnable stranded carbon assets and how they relate to the Company's capital distribution policy, not risks from broad climate change concerns. The 2011 Proposal requests a report on broad climate change concerns.**

The Staff has found on numerous occasions that the concern *underlying* a proposal is often distinct from the subject matter and *substantive* concern. The Staff found that two shareholder proposals **with an underlying concern of** oil and gas drilling in the Arctic National Wildlife Refuge did not deal with substantially the same subject matter and substantive concern because "the present proposal requests an environmental impact statement study on the results of such operations rather than their immediate cessation." *Chevron Corporation* (February 29, 2000). In *Proctor and Gamble Company* (July 21, 1991) two proposals concerned coffee purchases from suppliers in El Salvador, but one called for the cessation of those purchases and the other was "directed to providing shareholders with certain information regarding the

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[3] http:/fen.wikipedia.org/wiki/Stranded_asset

Company's decision to continue this practice." In *Emerson Electric Co.* (October 24, 1989) and *Emerson Electric Co.* (October 26, 1990) while both proposals were concerned with military contracting, the Staff concluded "the instant proposal raises discrete questions on the ethical and related decisions under the Company's policies regarding military contracts as distinct from the alternatives for operational and investment decisions that were addressed under the prior proposal." In *Loews Corporation* (February 22, 1999), the proposals concerned teen smoking, yet the Staff concluded "we do not believe that the Proponent's shareholder proposal deals with substantially the same subject matter" as one "requested the Company to adopt as its own policy certain regulations which had been proposed by the Food and Drug Administration" and the other "deals with setting the compensation of the executive officers of the Company." Similarly in *American Brands, Inc.* (January 6, 1995) both proposals would have resulted in the registrant getting out of the tobacco business, yet they were not found to be substantially the same subject matter, as "the current proposal relates to the economics of a spin-off of the Company's tobacco operations and is therefore not of substantially the same subject matter as the proposals...which requested that the Company cease tobacco operations. In *Chevron Corp* (February 11, 1998) a proposal on toxic chemical releases from its refineries was not the same subject matter as request for information about environmental and safety hazards at each facility, despite the fact the proposals expressed underlying concerns about community health and safety issues.

Chevron attempts to frame the subject of both the 2011 Proposal and the current Proposal *broadly* as "the perceived financial risks to the Company associated with climate change and related public policies and the Company's actions to protect stockholder's investments in light of those risks." **These are broad strokes that reflect multiple macro-economic and political risks that the company faces related to underlying concerns from climate change.** And while the 2011 proposal is concerned with broad financial risks resulting from climate change, focused on emissions management, physical risks, water scarcity, carbon taxes and cap and trade, "material risk," business opportunities, and reputation, brand, and legal risk, it does not address the subject of unburnable stranded carbon assets as it relates to capital distribution policy, the rationale and "thrust" of the current Proposal. In fact, as noted above, the 2011 Proposal could not have encompassed the subject of stranded carbon assets, as the concept of "unburnable carbon" was not introduced to the investor community as a climate change risk until 2012.

The Company lists <u>public policy concerns</u> in the proposals in an attempt to link the current Proposal and 2011 Proposal. Specifically, the **current Proposal** references the "concern about reductions in 'fossil fuel demand...through public policy'" and that "[n]o more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2[degree] goal," both of which are **directly connected to the concept of "unburnable carbon" and "stranded assets."** And specific to the **2011 Proposal**, the Company references "numerous potential harms from climate change including 'dramatic weather events,' 'national security implications' and 'negative effects on global economies,'" **all of which fall outside of the scope of the current Proposal.**

The Company goes on to list <u>financial risks</u> noted in the proposals in an attempt to link the current Proposal and 2011 Proposal. Distinct from the Proposal at hand, **the 2011 Proposal is concerned with "negative effects on global economies" and broad, undefined "business**

risks." The current Proposal is fundamentally concerned with unburnable stranded carbon assets created by a low carbon demand scenario with "lower-than-expected demand and oil prices."

In the Company's attempt to link the proposals' concern with "stockholders' investments" the Company argues the Proposals' references to protecting shareholder value is unique to the two proposals. One could argue that **all shareholder proposals are linked to protecting shareholder value**, making this argument unconvincing.

The Company goes on to argue that because the current Proposal and the 2011 Proposal each seek an action to protect shareholder value in the face of climate risk they are related. **The current Proposal asks for a capital distribution policy to prevent losses from unburnable stranded carbon assets, while the 2011 Proposals asks for a report on broad risks, not inclusive of stranded assets. These actions could not be more distinct.**

The Staff decisions presented by the Company are not relevant to the current Proposal and issue at hand, as distinct to the current Proposal, these proposals are remarkably similar to each other and deal with very specific issue areas. In *Medtronic Inc.* (June 2, 2005) both proposals dealt on plain reading with charitable contributions. In *Saks Inc.* (March 1, 2004) the proposals both clearly dealt with labor standards. In *General Electric Co.* (February 6, 2014) both proposals dealt explicitly with the company's nuclear energy policy. In *Pfizer Inc* (February 25, 2008) both proposals dealt with animal testing. In *Ford Motor Co.* (February 28, 2007) both proposals dealt with executive compensation and carbon emission reductions. In *Bristol-Myers Squibb Co.* (February 11, 2004) both proposals dealt with drug pricing.

The Company cites *Chevron Corp.* (March 27, 2014), as precedent for proposals differing in scope and found excludable. But yet again, all of the proposals cited asked the Company for a report on **broad climate risk**, distinct from the current Proposal asking for a new capital distribution policy in light of the climate change related risks of unburnable stranded carbon assets. It is hard to see upon plain reading how the previous Chevron proposals differed substantially in scope from each other. They appear **remarkably similar, which is the rationale for the 2014 proposal's exclusion**. Here is a review of the proposals [Proponents' Emphasis]:

- 2014 Proposal: report on "the company's goals and plans to address **global concerns** regarding fossil fuels and their contribution to **climate change**, including analysis of long and short term **financial and operational risks** to the company."

- 2013 Proposal: report on a "review [of] the exposure and vulnerability of [the Company's] **facilities and operations** to **climate risk**"

- 2011 & 2010 Proposals: report on the "**financial risks** resulting from **climate change** and its impacts on shareowner value over time, as well as actions the Board deems necessary to provide long-term protection of our business interests and shareowner value."

In *Exxon Mobil Corp.* (March 7, 2013), also noted by the Company, and found excludable, the proposals all asked for a **committee or task force** to analyze climate change risks and adaptation strategies. The Company neglects to include the "committee" language of the 2013 proposal in their Letter, in an apparent attempt to draw a more distinct line between the proposals. In fact, the proposals are **remarkably similar in subject matter, which is the rationale for their exclusion.**

In *Exxon Mobil Corp.* (March 23, 2012), also noted by the Company, and found excludable under 14a-8(i)(12)(iii), the 2012 proposal was identical to the 2011 and 2010 proposals which asked for a policy on the human right to water. Similarly, the 2009 proposal asked for the company to report on its environmental impact on water to members of the communities where it operates, which is equivalent to being accountable to those communities' human right to water. Thus, the substantive concern of the proposals were all the same.

Chevron also cites *Dow Jones & Co., Inc.* (December 17, 2004), where again the two proposals, filed by the same proponent, related to the "process" or "procedures" for charitable donations, making them substantially the same subject matter.

The Proposal is Not Excludable Under Rule 14a-8(i)(13).

2. **The Proposal was Written for Consistency with Rule 14a-8(i)(13), which Bars a Mandatory Formula in Proposals Requesting a Dividend Policy.**

Proxy rules allow shareholders to request a company alter its dividend policy in a certain direction, but shareholders cannot dictate by how much, through the use of a formula.

A permissible proposal requires sufficient leeway for management decisions as to how and when dividends will be issued. Recent decisions by the Staff indicate that requesting a directional shift in dividend policy is permissible. In the following instances, the proposals' proponent requested a directional shift that would give preference to share repurchases over dividends, which would in practice increase share repurchases and decrease dividends. In ITT Corporation (January 12, 2016), Reynolds American, Inc. (January 12, 2016), PPG Industries, Inc. (January 12, 2016), Minerals Technologies Inc. (January 13, 2016), and Barnes Group Inc. (January 13, 2016) the SEC denied no-action relief where proposals asked the board to issue a policy that "gives preference to share repurchases (relative to cash dividends) as a method to return capital to shareholders." Unsuccessful arguments to exclude the proposals included Rule 14a-8(i)(7) and Rule 14a-8(i)(13). **Similar to the current Proposal, these proposals sought a general policy on the directionality of capital distributions and did not offer formulas to determine specific amounts of payouts.**

The Proposal does not prescribe a mandatory formula:

As this is a proposal on dividends/capital distributions, the Proponents clearly followed the letter of the law and Staff precedent, as it is essential the Proposal be written to be compliant with Rule 14a-8(i)(13). The Proposal requests:

> Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal that Chevron commit to increasing the total amount authorized for capital distributions (summing dividends and share buybacks) to shareholders as a prudent use of investor capital in light of the climate change related risks of stranded carbon assets.

Proxy rules do allow shareholders to request a policy to increase dividends, but they preclude inclusion of a formula for issuing dividends, and instead require sufficient leeway for management decisions as to how and when dividends will be issued. Rule 14a-8(i)(13) provides that a Proposal is excludable if it "relates to specific amounts of cash or stock dividends. This request does not specify an amount of capital distributions to be authorized on any particular year or timeline, nor a particular magnitude. The language "in light of climate change related risks" leaves plenty of latitude for how quickly and how much capital distributions would be increased, but only suggest that they should be increased generally to reflect these risks. It is very flexible in the determination of the amount and timing of such distributions. Discretion is left to Company management.

The Division of Corporate Finance (the "Division") has consistently permitted the exclusion of shareholder proposals under Rule 14a-8(i)(13) that involve a formula or dictate the amount of dividends based on specific metrics. *Safeway, Inc.* (March 4, 1998) (proposal for dividend of at least 30% of earnings each year, excludable); *St. Jude Medical, Inc.* (March 23, 1992) (proposal for annual cash dividend in amount not less than income received in form of dividends and interest from "investment capital or otherwise," excludable). The current Proposal does not exhibit such formulas or dictate the amount of dividends based on specific metric such as interest.

The Company refers to a number of other decisions to argue its case, but all of those proposals exhibit formulas that generated specific amounts of dividends, which is why they were found to be excludable. In *Merck & Co.* (January 30, 2014) the proposal sought to eliminate dividends for a proposed share class, making such dividends equal to zero and thus a "specific dividend amount." In *General Electric* (December 21, 2010) the proposal requested dividends and share buybacks to be equal, which is a formula that would yield a specific dividend amount. In *Vail Resorts, Inc.* (September 21, 2010) the proposal requested the company distribute 90% of its annual taxable income, which would dictate dividends of a specific amount. In *Exxon Mobil Corp.* (March 17, 2009) the proposal also set a specific percentage for dividends of 50% of net income.

The Company points to *Duke Energy Corp.* (Jan. 9, 2002) where the Staff found a proposal excludable asking *Duke Energy* to "distribute earnings more equitably, to include dividend increases for shareholders by adjusting, e.g. investments for growth, or executive salary increases and awards, so that shareholders may benefit in a more fungible way (i.e. higher dividends with higher profits and/or higher executive compensation) from the company's success" to "amount to a formula that would result in a specific dividend amount." Importantly, "equitably" is defined as "dealing fairly and **equally** with all concerned" [Proponents' emphasis] and the proposal dictated the amount of dividends based on specific metrics including growth and salary.[4] The following year a proposal was submitted and not found excludable by the Staff in *Duke Energy Corp.* (January 10, 2003) that requested the company "re-examine present policies for establishing annual dividend yield," without dictating the amount of dividends based on the specific metrics of growth and salary employed the prior year. Again, the Proposal at hand does not employ a formula that would render a specific amount of dividends payable.

The Company's attempt to create a "de facto" formula is misleading:

Despite the absence of formula in the Proposal to dictate how to return capital to shareholders (as it is left to the Board's discretion), the Company attempts to take a simple concept and create a mathematical formula. The Company has read considerably past the plain language interpretation of the Proposal in order to create a straw man. Specifically, the Company attempts to create a ***"de facto"*** formula to define the Proposal. It then goes further to conclude that the Proposal **"requires"** that the Company establish a formula **to determine the amount of dividends it must pay. The allegation by the Company artificially inserts a formula that is not present on a plain reading of the Proposal.** Again, the Proposal requests: "on an advisory basis... Chevron commit to increasing the total amount authorized for capital distributions (summing dividends and share buybacks)." The Proposal does not propose a specific amount of dividends or "de facto" formula.

While it certainly does not employ a formula, the Proposal clearly defines the parameters of its request so that it is not misinterpreted or found to be vague and misleading. For instance, the use of the wording "total capital distributions" is to prevent a misinterpretation of the Proposal that the Proponents are requesting an increase in dividends alone or share buybacks alone—which may or may not have the impact of increasing capital distributions. While the Proponents do not prescribe which mechanism through which to distribute capital to shareholders, the thrust of the proposal is to advise the Company to distribute more capital overall, through whatever chosen mechanism.

The proposal is so written to avoid a misinterpretation similar to that in *Exxon Mobil Corp.* (March 17, 2015) where the Staff found a proposal asking Exxon to commit to increasing the amount authorized for capital distributions excludable as substantially implemented, despite evidence that capital distributions to shareholders had fallen for two subsequent years, (-13 percent and -9 percent in 2013 and 2014 respectively), but where dividends alone had risen. In contrast, and so as to avoid a similar misinterpretation, the current Proposal **defines** total capital distributions as "summing dividends and share buybacks." This is not a formula but a simple definition. Additionally, capital distributions are defined to avoid an argument by the Company that the Proposal is vague or misleading. The Company itself, references Investopedia to define "dividends and share buybacks each" as "mechanisms serving the primary purpose of returning capital directly to stockholders."

[4] http://www.merriam-webster.com/dictionary/equitable

<u>The Proponents expect the Company to, on an advisory basis, commit "to increasing the total amount authorized for capital distributions" in the way it sees fit, in light of the stated risks.</u>

Discretion to implement the Proposal is left to the Board. The Proponents expect the Company to, on an advisory basis, commit "to increasing the total amount authorized for capital distributions" in the way it sees fit, in light of the stated risks. The Proposal is not prescribing formulas. There is no specific formula or amount prescribed for increasing the amount authorized for capital distributions. The Proposal permissibly requests a general policy to increase capital distributions to shareholders while leaving discretion to the Company as to how and when such returns will be issued in the context of the risks the Company faces. If the Proponents were to have submitted an alternative construction and prescribed an exact formula for capital distributions, the Proposal would surely be impermissible under the proxy rule. Proponents purposely left the method of implementation of the dividend/capital distribution policy to the discretion of the Directors, in accordance with Rule 14a-8(i)(13).

The Proposal allows the Company discretion to determine how to implement its dividend/capital distribution policy consistent with the Proposal's request for the capital distribution to be issued in light of the stated risks. The Company's Board and Management have the authority to make strategic decisions and not be micro- managed by shareholders. Shareholders do not need to understand how the Board will implement a policy increasing capital distributions, what they are voting on is whether the Board should, on an advisory basis, increase capital distributions in light of the stated risks.

The Company argues that in Exxon Mobil Corp. (March 19, 2007) and Exxon Mobil Corp. (March 14, 2008) "the board retained ultimate discretion on how to implement the dividend policy" However, looking at these cases, it is apparent that the proposals, as in the present proposal, specified a general direction for Company practices regarding dividends and buybacks, but did not bind the company. The same is the case in the present proposal.

For instance, in Exxon (March 19, 2007) the proposal requested that the "board consider providing, in times of above-average cash flow, a more equal ratio of the amounts spent on stock repurchases relative to the amounts paid out as dividends." similarly, in the present proposal, the ask only asks that the Company make commitments to increase capital returns to shareholders, but does not specify over what timeline and by what metrics this should be done.

Similarly, the 2008 proposal asked the board to "give due consideration in its decisions of retained earnings" so as to make a balanced allocation of such money between the return to shareholders and retaining funds for other corporate use. Again, this language did not bind board action. The present proposal is an advisory proposal, and also the language does not contain the specificity needed to bind the company to a particular course of action.

<u>An array of actions by the Board could be taken consistent with the Proposal, but none are dictated.</u>

An array of actions by the Board could be taken consistent with the Proposal, but none are dictated. For instance, management could raise total capital distributions, but decide to decrease or eliminate the dividend completely in 2017, and instead increase share buy backs, or vice versa to satisfy the proposal. The Company argues "the fact that the Proposal could be implemented without using dividends, i.e., solely through the use of share buybacks does not alter the excludability under rule 14a-8(i)(13). That is false, as share buybacks do not fall under the auspice of rule 14a-8(i)(13), which addresses cash and stock dividends, not share buybacks. In fact, it is instances where dividends have been benchmarked to specific amounts of share buybacks where proposals have been found to be excludable, because they involve a dividend formula.

In the Company's attempt to argue that capital distributions are indistinguishable from dividends "as a practical matter," they state a number of instances where again a dividend specific formula is employed. In *International Business Machines Corp* (January 4, 2011) the Staff found the proposal excludable that sought equal amounts of dividends and share buybacks, thus employing a mandatory **formula** to determine dividends. In *International Business Machines Corp.* (January 2, 2001) the Staff found the proposal excludable that sought an equal or greater amount of dividends per share each year, employing a formula that would make dividends in the very least, equal to past **specific amounts**. In *DPL Inc.* (January 11, 2002) the proposal was also found excludable as it specifically matched the five most highly compensated executive officers' bonus and long-term compensation above a stated threshold with increased dividends, thus employing a mandatory **formula**.

<u>The Proposal is Not Excludable Under Rule 14a-8(i)(7).</u>

3. **Rule 14a-8(i)(7). The Subject Matter of the Proposal Does Not Infringe on the Company's Ability to Run the Company on a Day-to-Day Basis and Does Not Seek to Micro-Manage the Company.**

In 1998, the Commission explained:

The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day to-day basis that they could *not,* as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers.

The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies. Exchange Act Release No. 34-40018 (May 21, 1998) (the"1998 Release").

Consequently, a key issue for consideration in determining the permissibility of a proposal is its subject matter.

__The Proposal's Concern with the Climate Change Related Risk of Unburnable Stranded Carbon Assets Addresses a Significant Social Policy Issue__

The Proposal concerns a capital distribution policy and points to risks associated with a significant policy issue that transcends ordinary business. Counter to the Company's assertion, the Proposal does not merely reference climate change, and more specifically stranded carbon assets; **the climate change related risk of unburnable carbon is directly tied to the rationale of the Proposal.** The Company attempts to argue that "the thrust and focus of the Proposal and its Supporting Statement is on the financial condition of the Company" alone and lists 3 bullet points referencing "unburnable fossil fuels," "a downturn in demand" and "lower-than-expected demand." The Proponents note that all of these issues are **directly related** to "the climate change related risks of stranded carbon assets." As noted in the first sentence of the Whereas Clause:

> "In the face of global climate change, we believe investor capital is at risk from investments in projects that may prove economically stranded and unburnable if fossil fuel demand is reduced through public policy carbon restrictions or pricing and competition from renewables."

Climate change is not an after thought or "merely" mentioned, but central to the Proposal. The climate change related risk of unburnable stranded carbon assets is the rationale for the request to increase capital distributions.

To say, as the Company argues, "the thrust of the Proposal is the Company's use of capital in light of economic challenges associate with changes in commodity prices" is an intentional misinterpretation of the thrust of the Proposal, and not consistent with a plain reading. To further assert, "each risk identified in the Supporting Statement focuses on 'economic challenges' facing the Company rather than any environmental or social concerns" is in direct conflict with a plain reading of the Proposal that addresses unburnable carbon in the context of the global agreement to keep global temperatures from risking more than 2 degrees Celsius in the face of global climate change. Ironically, it is also in direct conflict with the Company's earlier argument that the Proposal is excludable because it deals broadly and "substantially" with climate change under Rule 14a-8(i)(12)(ii). As the Proponents have asserted above, the Proposal relates to the specific climate change related risk of unburnable stranded carbon assets. The Proposal would not be presented by the Proponents in the absence of the risk of unburnable stranded carbon assets, as that climate change related risk is the rationale for the request.

The Company cites three Staff decisions on proposals that were found excludable as not relating to significant policy issues. These decisions are not relevant to the Proposal at hand. *Exxon*

Mobil Corp. (March 6, 2012), cited by the Company as similar to the current Proposal, and found excludable, is in fact distinct from the Proposal at hand. Specifically, there is no mention of climate change related risks in the proposal and the Resolved clause specified the requested report should "address risks other than those associated with or attributable to climate change," going so far as to request information on "**non-carbon** air emissions." [Proponents' Emphasis] The proponent in *Exxon* 2012 was explicit that the proposal did not deal with the well-established social policy issue of climate change. The risk of unburnable stranded carbon assets referenced in the current Proposal is directly attributable to climate change.

The Company upholds two more Staff decisions to argue that even though the proposals touched on significant policy issues in their whereas clauses, they were found excludable. These decisions are again not relevant, as upon a closer reading of the Staff's decisions, it is apparent both were found excludable because they were overly specific, which is akin to micro-managing, and the Staff decision did not rely upon whether they addressed significant policy issues. In *Johnson & Johnson* (February 10, 2014) the proposal was found excludable under ordinary business because, as noted by the Staff, it focused on "specific political contributions." Again, with *Pepsi-Co, Inc.* (March 3, 2011) the Proposal was considered to focus primarily on "specific lobbying activities," which is akin to micro-managing. This is distinct from the current Proposal, which does not seek to micro-manage the Company (discussed in greater detail below).

The Topic of Dividends and Share Repurchases is a Significant Social Policy Issue.

According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The 1998 Release. There are numerous precedents that indicate that the topic of dividends and payout policy are not matters relating to ordinary business, but instead an issue considered extremely important to shareholders.

In *Sonoma West Holdings, Inc.* (July 20, 2000), the Staff found the proposal asking for dividends not to be excludable, stating:

> "We note that the proposal relates to the payments of dividends generally. **The Division has found that the issue of whether to pay dividends does not involve "ordinary" business matters because this issue is extremely important to most security holders, and involves significant economic and policy considerations."** [Proponents' Emphasis]

A reasonable person could consider a general payout policy a significant social issue.

In recent rulings regarding *ITT Corporation* (January 12, 2016), *Reynolds American, Inc.* (January 12, 2016), *PPG Industries, Inc.* (January 12, 2016), *Minerals Technologies Inc.* (January 12, 2016), the SEC denied no-action relief asking the board of these companies to issue a policy that "gives preference to share repurchases (relative to cash dividends) as a method to return capital to shareholders," on several basis, including Rule 14a-8(i)(7), as not relating to ordinary business. The proponent successfully argued in all of these cases that "the topic of share repurchases, and by virtue general payout policy, is a significant social issue that has garnered substantial attention through national media outlets (The New York Times, The Wall Street Journal, Reuters, Forbes, The Harvard Business Review to name few) and is a topic of great importance to the general public as evidenced by prominent political figures urging the Commission to investigate the practice, and leading presidential candidates making the issue part of their campaigns."

We do not seek to Micro-Manage how the Company would Implement the Proposal

The Proposal does not seek to micro-manage the implementation of the Proposal and is not prescribing formulas. The "flexibility in directing certain core matters involving the company's business and operations" remains intact. 1998 Release. Moreover, since the Proposal requests an increase in distributions to shareholders without prescribing the method for such increase, the "resolution of ordinary business problems" is left to management and not shareholders.

The Company notes that the Staff "has found proposals relating to the mechanics or implementation of a share repurchase program to be excludable." Further arguing "this has been the case both with proposals, such as the Proposal, that restrict a company's ability to repurchase its shares, as well as with proposals that direct a company to repurchase its shares." **None of these criteria apply to the current Proposal.** The Proposal does not relate to mechanics or implementation, nor does it restrict the Company's ability to repurchase its shares, or direct the Company to repurchase its shares. The Proposal simply requests that Company, on an advisory basis, increase the amount authorized for capital distributions, in the way it sees fit, whether that is through dividends, share repurchases, or some combination.

There is no specific formula prescribed for increasing the amount authorized for capital distributions. That decision is left to the Company, distinguishing the Proposal from *Pfizer Inc.* (avail. Feb. 4, 2005) (concurring with the exclusion under Rule14a-8(i)(7) that the Company use funds for $5 billion in dividends instead of for share repurchases). The other proposals cited by the Company similarly sought to micro-manage, further distinguishing the current Proposal. In *Vishay Intertechnology, Inc.* (March 23, 2009) the proponent sought an "*irrevocable* offer to repurchase and *cancel* the company's class B shares in exchange for the company's publically traded shares." [Proponents' Emphasis] This is distinct from the current Proposal as it sought an irrevocable (binding), not advisory, share repurchase program and the cancelling of class B shares. The current proposal does not dictate whether the Company should repurchase shares, as the Company can implement the capital distribution proposal in the way it sees fit. Similarly, in *Medstone International, Inc.* (May 1, 2003) the proposal was found excludable that dictated a specific amount of $1 million in share repurchases. In *Ford Motor Co.* (March 28, 2000), a specific number of $10 billion in share repurchases was requested.

As in *Sonoma West* 2000, *ITT Corporation* 2016, *Reynolds American, Inc.* 2016, *PPG Industries, Inc.* 2016, and *Minerals Technologies Inc.* 2016, the current Proposal seeks a general payout policy, not specific amounts or formulas, and does not seek to micro-manage the inherently complex capital distribution activities of the Company.

The Company incorrectly argues that the "Proposal calls for the Company to establish a program with fixed terms whereby the Company has committed to repurchasing such number of shares as may be necessary to ensure that the sum of the cash expended in the share buyback and the Company's dividends is increased from the sum of its present expenditure on share buybacks and dividends." In fact, **no fixed terms are dictated and the Company is not required to commit to any share repurchases.** That decision is left to the Board's discretion. Both *Citigroup Inc.* (January 24, 2014) and *Fauquier Bankshares* (February, 21 2012), cited by the Company, are distinct from the current Proposal as they relate to both implementing an equity compensation plan and the implementation of particular terms of a share repurchase plan.

The Company goes on to incorrectly argue that "the Proposal sets forth the terms of the intended buyback program" which is inherently untrue. The Proposal does not ask "that the Company commit to a [share buyback] program with specified terms." In fact, the Board has the discretion to commit to zero share buybacks if it saw fit. The Proposal instead asks the Board to, on an advisory basis, increase capital distributions, in the way it sees fit.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (978) 578-4123 or natasha@arjuna-capital.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital

cc: Christopher A. Butner, Securities and Corporate Governance Counsel, Chevron Corporation

Elizabeth A. Ising via email at shareholderproposals@gibsondunn.com. Gibson, Dunn & Crutcher LLP

<u>Appendix A</u>

WHEREAS:

In the face of global climate change, we believe investor capital is at risk from investments in projects that may prove economically stranded and unburnable if fossil fuel demand is reduced through public policy carbon restrictions or pricing and competition from renewables.

Global governments have agreed "the increase in global temperature should be below 2 degrees Celsius." The International Energy Agency (IEA) states, "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2° C goal."

A 2015 Citigroup report estimates the value of unburnable fossil fuel reserves could amount to over 100 trillion dollars out to 2050:

> "Lessons learned from the stranding of assets via the recent fall in the oil price gives food for thought about what the impact of the introduction of carbon pricing (or similar measures from Paris COP21) on higher-cost fossil fuel reserves might be."

The industry cancelled approximately 200 billion dollars of capex in 2015 (Wood Mackenzie). The Carbon Tracker Initiative (CTI) estimates 2 trillion dollars of industry capex and 44.8 percent of Chevron's capex is "unneeded" if we are to achieve a 2 degree pathway.

Massive production-cost inflation over the past decade has made the industry particularly vulnerable to a downturn in demand and oil prices.

- A decade of cost escalation and the recent decline in oil prices has eroded the sector's returns on equity to a record 29-year low (Citigroup).
- Major new project costs have recently averaged between 70 and 100 dollars per barrel, raising the risk of stranded, unprofitable assets (Goldman Sachs).
- A "capex crisis" has increased upstream oil investment 100 percent (2005 to 2013), but crude oil supply has increased only 3 percent (Kepler Cheuvreux).

Analysts indicate companies may not be adequately accounting for or disclosing downside risks from lower-than-expected demand and oil prices.

- The equity valuation of oil producers could drop 40 to 60 percent under a low carbon scenario (HSBC).
- Approximately 40 percent of current oil investments are stranded at prices below 75 dollars per barrel in the current price environment (Citigroup).
- Approximately 39 percent of Chevron's potential capex spend through 2025 requires an oil price of 95 dollar per barrel to be economical (CTI).

Investors are concerned Chevron is at risk of eroding shareholder value through investments in what may prove stranded, uneconomical assets in a low carbon demand scenario. Chevron's capital expenditures grew over 300 percent from 2005 to 2014, coinciding with declining net income since 2012. Chevron cut total capital distributions (summing dividends and share buybacks) to shareholders 26 percent over the last twelve months, calling the sustainability of the dividend into question.

RESOLVED: Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal that Chevron commit to increasing the total amount authorized for capital distributions (summing dividends and share buybacks) to shareholders as a prudent use of investor capital in light of the climate change related risks of stranded carbon assets.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

January 15, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
Stockholder Proposal of Susan Inches and Robert Sessums
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Chevron Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders (collectively, the "2016 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from Arjuna Capital/Baldwin Brothers Inc. on behalf of Susan Inches and Robert Sessums (the "Proponents").

Pursuant to Rule 14a-8(j), we:

- have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company expects to file its definitive 2016 Proxy Materials with the Commission; and
- are sending copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **RESOLVED:**
>
> Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers'[1] proposal that Chevron commit to increasing the total amount authorized for capital distributions (summing dividends and share buybacks) to shareholders as a prudent use of investor capital in light of the climate change related risks of stranded carbon assets.

A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to:

- Rule 14a-8(i)(12)(ii) because the Proposal deals with substantially the same subject matter as at least two previously submitted stockholder proposals that were included in the Company's 2015 and 2011 proxy materials, respectively, and the most recently submitted of those proposals did not receive the support necessary for resubmission;
- Rule 14a-8(i)(13) the Proposal relates to specific amounts of dividends; and
- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

[1] Pursuant to Rule 14a-8(l), the Company is not required to include a stockholder proponent's name in its proxy statement. As stated in Staff Legal Bulletin No. 14C (June 28, 2005), "Rule 14a-8(l) is a self-executing provision of the rule that permits a company to exclude from its proxy statement a shareholder proponent's name, address, and number of voting securities held, as long as the company includes a statement that it will provide this information to shareholders promptly upon receiving an oral or written request." Accordingly, if the Proposal is included in the 2016 Proxy Materials, references to "Arjuna Capital" and "Baldwin Brothers" will be removed.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(12)(ii) Because It Deals With Substantially The Same Subject Matter As At Least Two Previously Submitted Proposals, And The Most Recently Submitted Of Those Proposals Did Not Receive The Support Necessary For Resubmission.

Under Rule 14a-8(i)(12)(ii), a stockholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from the proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . [l]ess than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years."

A. Overview Of Rule 14a-8(i)(12).

The Commission has indicated that the condition in Rule 14a-8(i)(12) that the stockholder proposals deal with "substantially the same subject matter" does not mean that the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Exchange Act Release No. 20091 (Aug. 16, 1983).

Accordingly, the Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the stockholder proposals or their subject matters be identical in order for a company to exclude the later-submitted proposal. Instead, pursuant to the Commission's statement in Exchange Act Release No. 20091, when considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals rather than on the specific language or corporate action proposed to be taken. Thus, the Staff consistently has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals request that the company take different actions. For example, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) where one proposal requested a report or disclosure of information and the other proposal requested that the company change its policy or take a specific course of action. *See Medtronic Inc.* (avail. June 2, 2005) (concurring that a proposal requesting that the company list all of its political and charitable contributions on its website was excludable as dealing with substantially the same subject matter as a prior proposal requesting that the company cease making charitable contributions); *Saks Inc.* (avail. Mar. 1, 2004) (concurring that a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism).

Under this line of precedent, it does not matter if the course of action requested in one proposal differs from that requested in the other proposal, provided that both proposals address the same substantive concerns. For example, in *General Electric Co.* (avail. Feb. 6, 2014), the Staff considered a proposal requesting that the company amend its nuclear energy policy to "offer to assist utilities with GE reactors to expedite the transfer of their irradiated fuel rods to hardened on-site dry-cask storage," and "expend research funding to seek technologies and procedures designed to reduce damage from cooling water deficiencies and excesses due to climate change." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(12) because it dealt with substantially the same subject matter as a previous proposal addressing the health and safety implications of nuclear energy that asked the company to "reverse its nuclear energy policy, and, as soon as possible, phase out all its nuclear activities, including proposed fuel reprocessing and uranium enrichment." The specific actions requested by the proposals in *General Electric* were very different—reversing the company's nuclear energy policy and phasing out all nuclear activities as compared to amending its nuclear energy policy to offer to assist utilities with transferring irradiated fuel rods and to expend research funding to seek to reduce the damage from cooling water deficiencies and excesses due to climate change—but the Staff agreed with the company that both proposals addressed concerns regarding the health and safety implications of nuclear power facilities and the Company's association with the nuclear energy industry. Therefore, because both proposals dealt with substantially the same substantive concerns, the Staff found the proposal to be excludable. *See also Pfizer Inc.* (avail. Feb. 25, 2008) (proposal requesting a report on the rationale for the company's alleged practice of exporting the company's animal experimentation to countries with substandard animal welfare regulations excludable as involving substantially the same subject matter as previous proposals on animal care and testing, including a proposal requesting a report on the feasibility of amending the company's animal care policy to extend to all contract laboratories and a proposal requesting a policy statement committing to the use of *in vitro* tests in place of other specific animal testing methods); *Ford Motor Co.* (avail. Feb. 28, 2007) (proposal requesting that the board institute an executive compensation program that tracks progress in improving fuel efficiency of the company's new vehicles excludable as involving substantially the same subject matter as a prior proposal on linking a significant portion of executive compensation to progress in reducing greenhouse gas emissions from the company's new vehicles); *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs excludable as involving substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products).

In addition, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) even if the proposals differ in scope from the prior proposals to which they have been compared. For example, in *Chevron Corp.* (avail. Mar. 27, 2014), the Staff permitted the exclusion pursuant to Rule 14a-8(i)(12) of a stockholder proposal requesting that the Company prepare a report on its "goals and plans to address global concerns regarding fossil fuels and their contribution to climate change, including analysis of long and short term financial and operational risks to the [C]ompany," because the proposal dealt with substantially the same subject matter as three prior proposals requesting that the Company report to stockholders on the perceived risks to the Company associated with climate change and the measures the Company intended to take to address such risks. Although the scope of the proposals differed, the Staff permitted the exclusion of the proposal because all of the proposals requested a response to the various perceived risks of climate change and how the Company was addressing these perceived risks. *See also Exxon Mobil Corp.* (avail. Mar. 7, 2013) (concurring that a proposal requesting that the board of directors review the exposure of the company's facilities to climate risk and issue a report to stockholders was excludable because it dealt with substantially the same subject matter as three prior proposals requesting that the company either establish a committee or a task force to address issues relating to global climate change); *Exxon Mobil Corp.* (avail. Mar. 23, 2012) (concurring that a proposal requesting a comprehensive policy on the right to water addressed substantially the same subject matter as three other proposals, one of which requested that the board issue a report on issues relating to land, water and soil); *Dow Jones & Co., Inc.* (avail. Dec. 17, 2004) (concurring that a proposal requesting that the company publish information relating to its process for donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations).

B. The Proposal Deals With Substantially The Same Subject Matter As At Least Two Proposals That Were Previously Included In The Company's Proxy Materials Within The Preceding Five Calendar Years.

The Company has within the past five years included in its proxy materials at least two stockholder proposals regarding the perceived financial risks to the Company associated with climate change and related public policies and the Company's actions to protect stockholders' investments in light of those risks.

- The Company included in its 2015 proxy materials, filed with the SEC on April 9, 2015 (the "2015 Proposal," attached as Exhibit B), a stockholder proposal that requested that the Board "adopt and issue a dividend policy increasing the amount authorized for capital distribution to shareholders in light of the growing potential for stranded assets and decreasing profitability associated with capital expenditures on high cost, unconventional projects."

- The Company included in its 2011 proxy materials, filed with the SEC on April 14, 2011 (the "2011 Proposal," attached as Exhibit C), a stockholder proposal that requested that the Board prepare a report "on the financial risks resulting from climate change and its impacts on shareowner value over time, as well as actions the Board deems necessary to provide long-term protection of our business interests and shareowner value."

The Proposal deals with substantially the same subject matter as each of the 2015 Proposal and 2011 Proposal (collectively, the "Previous Proposals"). In this regard, the Proposal and the Previous Proposals each request that the Company address the perceived financial risks to the Company associated with climate change and related public policies and the Company's actions to protect stockholders' investments in light of those risks. Specifically:

- The Proposal and the Previous Proposals each express concern about the changes occurring as a result of climate change and ongoing public policy reactions to it.

    - The Proposal expresses concern about reductions in "fossil fuel demand . . . through public policy carbon restrictions or pricing and competition from renewables" and quotes intergovernmental accords and reports that state that "[n]o more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2°C goal."

    - The 2015 Proposal recites the same statistic, adding that "U.S. and China leaders recently signed an historic accord to limit greenhouse gas emissions" and that "similarly, European leaders have committed to a 40 percent reduction by 2030." The 2015 Proposal also refers to "growing global concern over climate change and actions to address it."

- The 2011 Proposal cites numerous potential harms from climate change, including "dramatic weather events," "national security implications" and "negative effects on global economies," and urges management to consider various risks resulting from climate change, including "U.S. and global regulatory risks of legislative proposals for carbon taxes and cap and trade." The 2011 Proposal also states that "[s]cientific, business, and political leaders globally have identified the risks of climate change for the natural environment and the global economy and therefore called for urgent action by governments and companies."

- The Proposal and the Previous Proposals each then focus on concerns regarding the perceived financial risks to the Company associated with climate change and related public policies.

  - The Proposal notes that "the [oil] industry [has become] particularly vulnerable to a downturn in demand and oil prices" and refers to the "downside risks from lower-than-expected demand and oil prices." The Proposal also cites numerous statistics regarding the potential negative impacts of climate change and related public policies on capital expenditures ("capex") and other Company assets.

  - Similarly, the 2015 Proposal also notes that "the [oil] industry [has become] particularly vulnerable to a downturn in demand" and refers to the "downside risks that could result from lower-than-expected demand for oil and cost competitive renewables." Like the Proposal, the 2015 Proposal cites numerous (and often the same) statistics regarding the potential negative impacts of climate change and related public policies on capex.

  - In addition, the 2011 Proposal cites "negative effects on global economies [that will] confront[] business leaders with major challenges," "business risks . . . [of] climate change" and "the impacts, risks and opportunities posed by climate change for our company and its future operations." It also asks for a report "on the financial risks resulting from climate change."

- The Proposal and the Previous Proposals also each discuss that a specific potential financial risk of climate change and related public policies is stockholders' investments.

    - The Proposal states that "investor capital is at risk" as a result of climate change and related public policies, cites a statistic about a potential "drop [of] 40 to 60 percent" in the "equity valuation of oil producers" and states that "[i]nvestors are concerned Chevron is at risk of eroding shareholder value through investments in what may prove stranded, uneconomical assets in a low carbon demand scenario."

    - Similarly, the 2015 Proposal cites the same statistic about a potential "drop [of] 40 to 60 percent" in the "equity valuation of oil producers" and states that "[s]hareholders are concerned that shareholder capital is at increasing risk from capital expenditures on high cost, high carbon projects that may become stranded."

    - Likewise, the 2011 Proposal asserts that "climate change, other environmental risks and related government policies may have a significant impact on our investment in Chevron" and that "management [will need] to respond effectively to protect and enhance shareowner value."

- The Proposal and the Previous Proposals each seek Company actions to protect stockholders' investments in light of the perceived financial risks posed by climate change and related public policies.

    - The Proposal requests that the Company "commit to increasing the total amount authorized for capital distributions (summing dividends and share buybacks) to shareholders as a prudent use of investor capital *in light of the climate change related risks of stranded carbon assets*." (emphasis added)

    - Similarly, the 2015 Proposal requests that the Company "adopt and issue a dividend policy increasing the amount authorized for capital distribution to shareholders *in light of the growing potential for stranded assets and decreasing profitability*." (emphasis added)

    - And the 2011 Proposal requests that the Company "prepare a report to shareowners on the financial risks resulting from climate change and its impacts on shareowner value over time, as well as actions the Board deems necessary to provide long-term protection of our business interests and shareowner value."

Thus, the substantive concerns underlying both the Proposal and the Previous Proposals are the same. Even if the Proposal and Previous Proposals requested reports that may differ in their precise terms and scope, this does not preclude no-action relief under Rule 14a-8(i)(12). As illustrated in the *General Electric*, *Chevron Corp.*, *Pfizer Inc.*, *Exxon Mobil Corp.* (avail. Mar. 7, 2013), *Exxon Mobil Corp.* (avail. Mar. 23, 2012) and other precedents cited above, the Staff consistently has concurred with the exclusion of stockholder proposals that varied in language and scope from previously submitted proposals. As in the precedent cited above, although the specific language in the Previous Proposals and the Proposal may differ, each addresses the same substantive concern—the perceived financial risks to the Company associated with climate change and related public policies and the Company's actions to protect stockholders' investments in light of those risks.

C. The Stockholder Proposal Included In The Company's 2015 Proxy Materials Did Not Receive The Stockholder Support Necessary To Permit Resubmission.

In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) sets thresholds with respect to the percentage of stockholder votes cast in favor of the last proposal submitted and included in the Company's proxy materials. As evidenced in the Company's Form 8-K filed on June 2, 2015, which states the voting results for the Company's 2015 Annual Meeting of Stockholders and is attached as Exhibit D, the 2015 Proposal received 3.22% of the votes cast at the Company's 2015 Annual Meeting of Stockholders.[2] Thus, the vote on the 2015 Proposal (which is the most recently submitted of the 2015 and 2011 Proposals) failed to achieve the 6% threshold specified in Rule 14a-8(i)(12)(ii) at the 2015 Annual Meeting.

For the foregoing reasons, the Company may exclude the Proposal from its 2016 Proxy Materials under Rule 14a-8(i)(12)(ii).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(13) Because The Proposal Relates To Specific Amounts Of Dividends.

The Company may exclude the Proposal under Rule 14a-8(i)(13), which permits the exclusion of stockholder proposals that concern "specific amounts of cash or stock dividends." The Staff has consistently interpreted this rule to permit the exclusion of stockholder proposals that purport to set or limit amounts or ranges of dividends or that would establish formulas for determining dividends. For example, the proposal in *Duke Energy Corp.* (avail. Jan. 9, 2002) asked the company's board "to distribute earnings more equitably, to include dividend increases for shareholders, by adjusting, e.g., investments for

[2] The 2015 Proposal received 1,225,537,812 "against" votes and 40,738,831 "for" votes. Abstentions and broker non-votes were not included for purposes of this calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

growth, or executive salary increases and awards, so that shareholders may benefit in a more immediate and fungible way (i.e., higher dividends with higher profits and/or higher executive compensation) from the company's success." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(13), noting that "the proposal appears to amount to a formula that would result in a specific dividend amount." *See also Merck & Co., Inc.* (avail. Jan. 30, 2014) (permitting the exclusion under Rule 14a-8(i)(13) of a proposal seeking the establishment of a class of common shares that would not receive any dividends); *General Electric Co.* (Dec. 21, 2010) (permitting the exclusion under Rule 14a-8(i)(13) of a proposal seeking the authorization of a special dividend equal to the amount authorized for share repurchases in lieu of any such share repurchases and further "ask[ing] the [b]oard to continue to increase GE's dividend commensurate with increases in earnings"); *Vail Resorts, Inc.* (avail. Sept. 21, 2010) (permitting the exclusion under Rule 14a-8(i)(13) of a proposal that would require the company to distribute 90% of its annual taxable income to stockholders); *Exxon Mobil Corp. (Campbell)* (avail. Mar. 17, 2009) (permitting the exclusion under Rule 14a-8(i)(13) of a proposal requesting that the company's dividend be increased to a rate equal to 50% of net income).

The Proposal requests that the Company's Board of Directors "commit to increasing the total amount authorized for capital distributions (summing dividends and share buybacks)." As in the precedents discussed above, this would have the effect of establishing a *de facto* formula for the Company's dividends. In order to illustrate this formula, set forth below is an example of how the Proposal would apply to the Company's annual capital distributions in 2017 as compared to in 2016.

2017 Dividends + 2017 Share Buybacks > 2016 Dividends + 2016 Share Buybacks

To then determine the amount of 2017 Dividends, the amount of 2017 Share Buybacks is deducted from each side of the equation, yielding the following formula:

2017 Dividends > (2016 Dividends + 2016 Share Buybacks) - 2017 Share Buybacks

Accordingly, the Proposal is similar to the proposal at issue in *International Business Machines Corp. (Schaffer)* (avail. Jan. 2, 2001), where the Staff concurred in the exclusion of a stockholder proposal requesting an "equal or greater percentage of the dividend earnings per share each year." Both the Proposal and the *IBM* proposal would require that the relevant corporation establish a policy of increased dividends, even though the amount of the increase was left to the corporation's discretion. While the Proposal addresses both dividends and share buybacks, and the *IBM* proposal addressed dividends alone, this is not a material difference, as dividends and share buybacks each are mechanisms serving the primary purpose of returning capital directly to stockholders.[3] Accordingly, as a practical matter, a request to establish a formula concerning the amount of the Company's "capital distributions (summing dividends and share buybacks)" is indistinguishable from a proposal establishing a formula only concerning dividends.

Moreover, the fact that the Proposal could be implemented without paying dividends, *i.e.*, solely through the use of share buybacks, does not alter its excludability under Rule 14a-8(i)(13). For example, in *International Business Machines Corp.* (avail. Jan. 4, 2011), the Staff concurred with the exclusion of a proposal seeking a quarterly special dividend equal in total value to the expenditure for share buybacks, even though under that proposal the Company could have avoided paying the special dividend requested merely by avoiding share buybacks. *See also DPL Inc.* (avail. Jan. 11, 2002) (concurring in exclusion under Rule 14a-8(i)(13) of proposal requesting that DPL match the five most highly compensated executive officers' bonus and long-term compensation awards above a stated threshold with increased dividends, which could have been implemented by not setting the relevant compensation above the threshold). Accordingly, we believe that the Proposal may be excluded under Rule 14a-8(i)(13) even if the Company could satisfy it solely through the use of share buybacks.

Moreover, allowing a proposal to circumvent the prohibition in Rule 14a-8(i)(13) on proposals concerning "specific amounts of cash or stock dividends" would open the doors to a flood of stockholder proposals seeking to demand that public companies alter their capital distribution policies. *See* Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999 (Nov. 22, 1976) ("The purpose of [Rule 14a-8(c)(13), the predecessor to Rule 14a-8(i)(13),] was to prevent security holders from being burdened with a multitude of conflicting proposals on such matters. Specifically, the Commission was concerned over the possibility that several proponents might independently submit to an issuer proposals asking that differing amounts of dividends be paid.").

Finally, the Proposal is distinguishable from proposals requesting only a general policy governing the payment of dividends. For example, the Staff was unable to concur in the exclusion of the proposals at issue in *Exxon Mobil Corp.* (avail. Mar. 19, 2007) ("*Exxon 2007*") and *Exxon Mobil Corp. (Mergens)* (avail. Mar. 14, 2008) ("*Exxon 2008*"). However, both of these proposals addressed general policy concerns as to the preferred form of returning capital to stockholders (dividends or stock repurchases), rather than establishing a formula to determine the payment of dividends. Specifically, *Exxon 2007* involved a

---

[3] *See* Investopedia, *Complete Guide to Corporate Finance*, ch. 5.4.5, *available at:* http://www.investopedia.com/walkthrough/corporate-finance/5/dividends/stock-repurchase.aspx ("[A] [s]tock repurchase may be viewed as an alternative to paying dividends in that it is another method of returning cash to investors.").

proposal requesting that Exxon "consider, in times of above average free cash flow, providing a more equal ratio of the dollars paid to repurchase stock relative to the dollars paid in dividends." Similarly, *Exxon 2008* involved a proposal that the board "give due consideration in its decisions of retained earnings so as to make a balanced allocation of such money between the return to shareholders and retaining funds for other corporate use." In other words, in both *Exxon 2007* and *Exxon 2008*, the board retained ultimate discretion on how to implement dividend policy. For example, after consideration, the board could continue with its past practices with respect to capital allocation. The Proposal, in contrast, requires that the Company establish a formula to determine the amount of dividends it must pay.

Therefore, in accordance with the Staff precedents discussed above, we believe the Proposal is excludable under Rule 14a-8(i)(13).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Relates To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a stockholder proposal that relates to the company's "ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct stockholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff consistently has found proposals relating to the mechanics or implementation of a share repurchase program to be excludable under Rule 14a-8(i)(7) as relating to the ordinary business operations of a company. This has been the case both with proposals, such as the Proposal, that restrict a company's ability to repurchase its shares, as well as with proposals that direct a company to repurchase its shares.

In *Pfizer Inc.* (avail. Feb. 4, 2005), a stockholder submitted a proposal asking Pfizer to, as the Staff described it, "increase its dividend rather than repurchase $ 5 billion of Pfizer's shares in 2005." The Staff concurred with exclusion of the proposal under Rule 14a-8(i)(7) "as relating to Pfizer's ordinary business operations (i.e., implementation of a share repurchase program)." *See also Vishay Intertechnology, Inc.* (avail. Mar. 23, 2009) (permitting the exclusion under Rule 14a-8(i)(7) of a stockholder proposal requiring the board of directors to make an irrevocable offer to repurchase and cancel the company's class B shares in exchange for the company's publicly traded shares because "the repurchase of Vishay securities" relates to its ordinary business operations); *Medstone International, Inc.* (avail. May 1, 2003) (permitting exclusion under Rule 14a-8(i)(7) of a stockholder proposal requiring the repurchase of one million shares, subject to certain conditions, because "implementing a share repurchase program" relates to the conduct of ordinary business operations); *Ford Motor Co. (Adamian)* (avail. Mar. 28, 2000) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board institute a program to repurchase $10 billion of Ford's shares because it relates to the company's ordinary business operations).

The Proposal, like the proposals submitted in *Pfizer* and the other precedent cited above, relates to the mechanics or implementation of a share buyback program because it seeks to require the Company to commit to "increasing the total amount authorized for capital distributions (summing dividends and share buybacks) to shareholders." The Proposal calls for the Company to establish a program with fixed terms whereby the Company has committed to repurchasing such number of shares as may be necessary to ensure that the sum of the cash expended in the share buyback and the Company's dividends is increased from the sum of its present expenditures on share buybacks and dividends. Thus, the Proposal relates to the particular terms of a share buyback program and may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business matters. *See Citigroup Inc.* (avail. Jan. 24, 2014) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal to modify company's equity compensation plan so that Medicare eligible employees could request that the company repurchase their shares and noting that such proposal "relates to the implementation and particular terms of a share repurchase program"); *Fauquier Bankshares, Inc.* (avail. Feb. 21, 2012) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal to "annually buy back shares commensurate to any shares granted" as equity compensation and noting that such proposal "relates to the implementation and particular terms of a share repurchase program").

Because the Proposal sets forth the terms of the intended buyback program, it is distinguishable from the proposal at issue in *General Electric Co. (Towns)* (avail. Jan. 10, 2012) (recon. on different grounds Feb. 29, 2012), where the Staff was unable to concur in the request to exclude under Rule 14a-8(i)(7) a proposal expressing disapproval of the company's "record of value-destroying share buybacks" and asking the company's board of directors to "re-examine the company's dividend policy." Unlike the proposal in *General Electric*, the Proposal does not limit itself to requesting an examination of the Company's share buyback policy; rather, it asks that the Company commit to a program with specified terms: the Company would buyback a sufficient number of shares so that its total capital distributions to stockholders are "increased."[4]

The Commission has recognized that "proposals relating to [ordinary business] matters but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable." 1998 Release. The Proponents include in the Supporting Statement language indicating that "[i]n the face of global climate change, we believe investor capital is at risk from investments in projects that may prove economically stranded . . . ." Although the global climate change is recognized as a significant policy issue, a proposal is not excludable merely because it references such issue; rather the test is whether the proposal's overall focus is on such issue. *See The Walt Disney Co.* (avail. Dec. 15, 2004) (concurring in the exclusion of a proposal because "although the proposal mentions executive compensation [a significant policy issue], the thrust and focus of the proposal is on [an] ordinary business matter").

Here, the thrust and focus of the Proposal and its Supporting Statement is on the financial condition of the Company. For example, the Supporting Statement contains numerous references to the effect of changing commodity prices on the Company's financial health, such as:

- "A 2015 Citigroup report estimates the value of unburnable fossil fuel reserves could amount to over 100 trillion dollars out to 2050 . . .";
- "Massive production-cost inflation over the past decade has made the industry particularly vulnerable to a downturn in demand and oil prices"; and
- "Analysts indicate companies may not be adequately accounting for or disclosing downside risks from lower-than-expected demand and oil prices."

In this respect, the Supporting Statement is similar to the proposal considered in *Exxon Mobil Corp.* (avail. Mar. 6, 2012) ("*Exxon 2012*"), where the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal that requested that the board of directors prepare a report on risks to the company's finances and operations posed by "environmental, social and economic challenges associated with . . . oil sands." In concurring with exclusion of the proposal, the Staff noted "that the proposal addresses the 'economic challenges' associated

[4] We note that the Company could not implement the Proposal without either committing to increasing its dividend or establishing a share buyback program, and accordingly we believe that the Proposal should be excludable on either or both grounds. *See Exxon Corp.* (avail. Feb. 28, 1992) (Staff concurring in exclusion of a proposal in light of both the predecessor to Rule 14a-8(i)(10) and the predecessor to Rule 14a-8(i)(7)).

with the oil sands and does not, in our view, focus on a significant policy issue." As indicated above, the thrust of the Proposal is the Company's use of capital in light of economic challenges associated with changes in commodity prices. Further, the Staff has permitted the exclusion of stockholder proposals under Rule 14a-8(i)(7) where facially neutral proposed resolutions indicate that the proposal, in fact, would serve as a stockholder referendum on ordinary business matters even though the supporting statements touch on significant policy issues. *See, e.g., Johnson & Johnson (NorthStar Asset Management, Inc. Funded Pension Plan)* (avail. Feb. 10, 2014) (permitting exclusion under Rule 14a-8(i)(7) of a proposal with a facially neutral resolution concerning the general political activities of the company where the preamble paragraphs to the proposal indicated that the thrust and focus of the proposal was on the company's political expenditures related to the Patient Protection and Affordable Care Act); *PepsiCo, Inc.* (avail. Mar. 3, 2011) (permitting exclusion under Rule 14a-8(i)(7) of a proposal that requested a report on the company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities but the supporting statement focused extensively on the company's support of cap and trade climate change legislation). Even though the Supporting Statement touches on the issue of climate change, this does not alter the Proposal's focus; rather, the Proposal is presented as a "prudent use of investor capital." Although it claims that this is in light of certain "climate change related risks," each risk identified in the Supporting Statement focuses on "economic challenges" facing the Company rather than any environmental or social concerns. As in *Exxon 2012*, these matters relate to the Company's ordinary business operations, not to the issue of climate change or any other significant policy issue. Thus, consistent with Staff precedent, the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287, or Christopher

A. Butner, the Company's Assistant Secretary and Managing Counsel, Securities/Corporate Governance, at (925) 842-2796.

Sincerely,

Elizabeth Ising /KLK

Elizabeth A. Ising

Enclosures

cc: Christopher A. Butner, Chevron Corporation
Susan Inches and Robert Sessums, c/o Natasha Lamb, Arjuna Capital/Baldwin Brothers Inc.

102048661.9

Exhibit A

From:	Natasha Lamb
To:	Corporate Governance Correspondence
Subject:	[**EXTERNAL**] Shareholder Proposal
Date:	Thursday, December 10, 2015 11:49:36 AM
Attachments:	01B95DEB-FA3E-46F7-BBC0-22120BCE7DB9[23].png Cover Letter_CVX.pdf CVX Client Authorization Form Inches 2016 .pdf CVX Proposal 2016.pdf CVX Pershing .pdf
Importance:	High

Dear Ms. Beebe:

I am hereby authorized to notify you of our intention to lead file the enclosed shareholder resolution with Chevron Corporation on behalf of our clients Susan Inches and Robert Sessums. Please find a cover letter, proposal, client authorization, and custodian verification attached and confirm receipt.

We would welcome discussion with Chevron about the contents of our proposal.

Sincerely,

Natasha Lamb

[esig_natasha.gif]

ARJUNA CAPITAL
ENLIGHTENED ENGAGEMENT IN THE CAPITAL MARKETS

December 10th, 2015

Chevron Corporation
Attn: Lydia I. Beebe,
Corporate Secretary and Chief Governance Officer
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324
corpgov@chevron.com

Dear Ms. Beebe:

Arjuna Capital is the sustainable wealth management platform of Baldwin Brothers, Inc., an investment firm based in Marion, MA.

I am hereby authorized to notify you of our intention to lead file the enclosed shareholder resolution with Chevron Corporation on behalf of our clients Susan Inches and Robert Sessums. Arjuna Capital/Baldwin Brothers Inc. submits this shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Susan Inches and Robert Sessums hold more than $2,000 of CVX common stock, acquired more than one year prior to today's date and held continuously for that time. Our clients will remain invested in this position continuously through the date of the 2016 annual meeting. Enclosed please find verification of the position and a letter from Susan Inches and Robert Sessums authorizing Arjuna Capital/Baldwin Brothers Inc. to undertake this filing on their behalf. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Chevron about the contents of our proposal.

Please direct any written communications to me at the address below or to *natasha@arjuna-capital.com*. Please also confirm receipt of this letter via email.

Sincerely,

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street Marion, MA 02738

Cc: John S. Watson, Chief Executive Officer

Enclosures

Capital Distributions

WHEREAS:

In the face of global climate change, we believe investor capital is at risk from investments in projects that may prove economically stranded and unburnable if fossil fuel demand is reduced through public policy carbon restrictions or pricing and competition from renewables.

Global governments have agreed "the increase in global temperature should be below 2 degrees Celsius." The International Energy Agency (IEA) states, "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2° C goal."

A 2015 Citigroup report estimates the value of unburnable fossil fuel reserves could amount to over 100 trillion dollars out to 2050:

> "Lessons learned from the stranding of assets via the recent fall in the oil price gives food for thought about what the impact of the introduction of carbon pricing (or similar measures from Paris COP21) on higher-cost fossil fuel reserves might be."

The industry cancelled approximately 200 billion dollars of capex in 2015 (Wood Mackenzie). The Carbon Tracker Initiative (CTI) estimates 2 trillion dollars of industry capex and 44.8 percent of Chevron's capex is "unneeded" if we are to achieve a 2 degree pathway.

Massive production-cost inflation over the past decade has made the industry particularly vulnerable to a downturn in demand and oil prices.

- A decade of cost escalation and the recent decline in oil prices has eroded the sector's returns on equity to a record 29-year low (Citigroup).
- Major new project costs have recently averaged between 70 and 100 dollars per barrel, raising the risk of stranded, unprofitable assets (Goldman Sachs).
- A "capex crisis" has increased upstream oil investment 100 percent (2005 to 2013), but crude oil supply has increased only 3 percent (Kepler Cheuvreux).

Analysts indicate companies may not be adequately accounting for or disclosing downside risks from lower-than-expected demand and oil prices.

- The equity valuation of oil producers could drop 40 to 60 percent under a low carbon scenario (HSBC).
- Approximately 40 percent of current oil investments are stranded at prices below 75 dollars per barrel in the current price environment (Citigroup).
- Approximately 39 percent of Chevron's potential capex spend through 2025 requires an oil price of 95 dollar per barrel to be economical (CTI).

Investors are concerned Chevron is at risk of eroding shareholder value through investments in what may prove stranded, uneconomical assets in a low carbon demand scenario. Chevron's capital expenditures grew over 300 percent from 2005 to 2014, coinciding with declining net income since 2012. Chevron cut total capital distributions (summing dividends and share buybacks) to shareholders 26 percent over the last twelve months, calling the sustainability of the dividend into question.

RESOLVED: Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal that Chevron commit to increasing the total amount authorized for capital distributions (summing dividends and share buybacks) to shareholders as a prudent use of investor capital in light of the climate change related risks of stranded carbon assets.

BALDWIN BROTHERS

November 16th, 2015

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street
Marion, MA 02738

Dear Ms. Lamb,

I hereby authorize Arjuna Capital/Baldwin Brothers Inc. to file a shareholder proposal on my behalf at Chevron Corporation (CVX) regarding Capital Distributions/Carbon Asset Risk.

I am the beneficial owner of more than $2,000 worth of common stock in CVX that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the Company's annual meeting in 2016.

I specifically give Arjuna Capital/Baldwin Brothers Inc. full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I understand that my name may appear on the Corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Susan B Inches

Robert P Sessums

c/o Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street
Marion, MA 02738

Pershing
Advisor Solutions®

December 10th, 2015

Chevron Corporation
Attn: Corporate Secretary and Chief Governance Officer
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Ms. Beebe,

Re: Susan Inches and Robert Sessums / Account #FISMA & OMB Memorandum M-07-16 ***

This letter is to confirm that Pershing LLC is the record holder for the beneficial owners of the account of above, which Arjuna Capital, the sustainable wealth management platform of Baldwin Brothers Inc. manages and which holds in the account #FISMA & OMB Memorandum M-07-16 100 shares of common stock in Chevron Corporation (CVX).*

As of December 10th, Susan Inches and Robert Sessums held, and have held continuously for at least one year, 100 shares of CVX stock.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,

Kaylyn Norvell
Vice President
Account Manager
Pershing Advisor Solutions LLC, a BNY Mellon company
www.pershingadvisorsolutions.com
Office: 321-249-4965
Fax: 866-355-5571
Email: knorvell@pershing.com

*DATE: Owned since 03/04/2011. This position has been at Pershing LLC since 06/26/2012.

Exhibit B

Chevron

2015 Proxy Statement

Notice of 2015 Annual Meeting of Stockholders
to be Held on May 27, 2015

Stockholder Proposal Regarding Dividend Policy
(Item 7 on the Proxy Card)

Whereas: In response to growing carbon constraints, a transformation of the world's energy system is occurring in the form of energy efficiency increases, disruptive technology development, decreasing costs of renewables, and growing substitution. Analysts from Citi, Deutsche Bank and Statoil, among others, predict that global oil demand could peak in the next 10-15 years.

Recognizing the risks of climate change, global governments have agreed that "the increase in global temperature should be below 2 degrees Celsius." The International Energy Agency (IEA) states that "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2 degrees Celsius goal..." Making such a scenario more likely, U.S. and China leaders recently signed an historic accord to limit greenhouse gas emissions; similarly, European leaders have committed to a 40 percent reduction by 2030.

Massive production-cost inflation over the past decade has made the industry particularly vulnerable to a downturn in demand.

- According to Bloomberg, capital expenditures by the largest oil companies has risen five-fold since 2000, yet overall industry production is nearly flat.
- Goldman Sachs notes in the past two years no major new oil project has come on stream with production costs below 70 dollars per barrel, with most in the 80-100 dollar range, raising the risk of stranded, or unprofitable, assets.
- Kepler Cheuvreux declares a "capex crisis" as companies invest in higher cost, higher carbon unconventional crude to stem conventional crude decline rates. Since 2005, annual upstream investment for oil has increased 100 percent, while crude oil supply has increased 3 percent.

Given growing global concern over climate change and actions to address it, investment analysts indicate companies may not be adequately accounting for or disclosing downside risks that could result from lower-than-expected demand for oil and cost competitive renewables.

- HSBC reports the equity valuation of oil producers could drop 40 to 60 percent under a lower carbon consumption scenario.

According to Carbon Tracker Initiative (CTI), twenty-six percent of Chevron's future project portfolio (2014-2050), representing $87 billion, requires at least $95 per barrel for a breakeven price, and 14 percent require a price of $115 per barrel. By the end of 2025, CTI expects high cost, unconventional projects to represent 36 percent of Chevron's potential future production.

Shareholders are concerned that shareholder capital is at increasing risk from capital expenditures on high cost, high carbon projects that may become stranded.

Resolved: Shareholders request the Board of Directors to adopt and issue a dividend policy increasing the amount authorized for capital distribution to shareholders in light of the growing potential for stranded assets and decreasing profitability associated with capital expenditures on high cost, unconventional projects.

Board of Directors' Response

Your Board recommends a vote AGAINST this proposal because it believes that the proposed dividend policy is both unnecessary and unwise. The proposed dividend policy is unnecessary because funding and growing a competitive dividend is already the highest-priority use of cash for the Company, as demonstrated by the consistency and growth in dividends paid by Chevron to its stockholders historically. The proposed dividend policy is unwise because it is based on a flawed, if not dangerous, premise: that stockholders would be best served if Chevron stopped investing in its business.

Chevron shares the concerns of governments and the public about climate change risks and recognizes that the use of fossil fuels to meet the world's energy needs is a contributor to rising greenhouse gases (GHGs) in the earth's atmosphere. We believe that taking prudent, practical and cost-effective action to address climate change risks is the right thing to do. Mitigation of GHG emissions, adaptation to climate change, and continuation of scientific and technological research should all be considered. You can read more about Chevron's climate risk management and about energy demand under a restrictive GHG emissions scenario at *www.chevron.com/globalissues/climatechange/managingclimaterisk*.

Notwithstanding the intent of nations to do so, the level and pace of global policy action indicates a low likelihood of a global accord to restrict fossil fuel usage to the levels referenced by the proponents. The world's energy demand is growing, driven by the new emerging middle class. Consequently, the International Energy Agency (IEA) expects energy demand to grow 37 percent by 2040. Driven in part by the long-lived nature of the world's transportation and electricity infrastructure, the IEA's two primary world energy demand scenarios forecast fossil fuel's share of the world energy mix to range from 74 to 80 percent in 2040. Further, the combined market share of oil and natural gas in 2040 remains relatively constant in these scenarios, at approximately 50 percent. (IEA, *World Energy Outlook 2014*).

Chevron's production and resources will be needed to meet projected global energy demand, even in a carbon-constrained future. To help meet growing demand, and to compensate for natural production decline over time, Chevron must prudently invest in its business and its people, partnerships, technology, and resources. This includes investment in conventional and unconventional projects. Regarding the proponent's reference to the Carbon Tracker Initiative's predictions, Chevron makes future investment decisions to develop and produce its resources based on an analysis of projected future commodity prices and market and regulatory conditions, minimizing the risk of such assets becoming "stranded." Stopping this investment, as the proposed dividend policy suggests, would be detrimental to the Company, its stockholders, and consumers of energy around the world.

Chevron's long-standing and consistent financial priorities are to maintain and sustainably grow the dividend, fund the capital program for future earnings, maintain financial strength and flexibility, and return surplus cash to stockholders. Further, Chevron has grown the dividend for 27 consecutive years, and the compound annual growth rate of the dividend exceeded 10 percent between 2004 and 2014.

Given the significant, long-term contribution of oil and gas to meet the world's total energy demand under a broad range of climate policy scenarios and the Company's existing top financial priority to maintain and grow the dividend, the proposed dividend policy is unwarranted.

Therefore, your Board unanimously recommends that you vote AGAINST this proposal.

Exhibit C

Notice of the 2011 Annual Meeting and the 2011 Proxy Statement

STOCKHOLDER PROPOSAL REGARDING FINANCIAL RISKS FROM CLIMATE CHANGE

(Item 9 on the proxy card)

Whereas:

There is a general consensus among climate scientists that, without significant intervention, climate change will result in dramatic weather events, rising sea levels, drought in some areas and significant impacts on human and ecosystem health. The Pentagon also believes that climate change will have significant national security implications.

Climate change will therefore have profound negative effects on global economies, confronting business leaders with major challenges.

Scientific, business, and political leaders globally have identified the risks of climate change for the natural environment and the global economy and therefore called for urgent action by governments and companies.

In response, numerous companies are proactively reducing their carbon footprints. Chevron is advertising on its website and in public ads many steps the company is taking to reduce greenhouse gases contributing to climate change. Proponents commend our company for this leadership.

Many investors, including members of the Investor Network on Climate Risk, representing approximately $9 trillion of assets under management and the Carbon Disclosure Project backed by investors with approximately $64 trillion in assets under management, urge companies to provide full reporting on greenhouse gas emissions and full disclosure of climate risk. The Securities and Exchange Commission mandated climate risk disclosure in company 10K Reports.

Many companies are conducting internal assessments of business risks and opportunities posed by climate change and becoming more transparent by adding sections in their 10K, Annual Reports, website and other public statements on present and future risks.

Moreover, questions about risks inherent in deep water drilling, oil sands development and hydraulic fracturing are rapidly expanding.

Clearly, climate change, other environmental risks and related government policies may have a significant impact on our investment in Chevron.

Thus it is important for Chevron to carefully study the impacts, risks and opportunities posed by climate change for our company and its future operations to enable management to respond effectively to protect and enhance shareowner value.

Resolved: Investors request Chevrons' Board of Directors to prepare a report to shareowners on the financial risks resulting from climate change and its impacts on shareowner value over time, as well as actions the Board deems necessary to provide long-term protection of our business interests and shareowner value. The Board shall decide the parameters of the study and summary report.

A summary report will be made available to investors by September 15, 2011. Cost of preparation will be kept within reasonable limits and proprietary Information omitted.

Supporting Statement:

We suggest management consider the following in their risk analysis.

- Emissions management;
- Physical risks of climate change on our business and operations, e.g. the impact of rising sea levels on operations, including the supply chain;
- Water Scarcity
- U.S. and global regulatory risks of legislative proposals for carbon taxes and cap and trade;
- "Material risk" with respect to climate change;
- Positive business opportunities;
- Reputation, brand and legal risk.

YOUR BOARD RECOMMENDS A VOTE AGAINST THIS PROPOSAL

Your Board recommends a vote AGAINST this proposal because Chevron already discloses material risks related to climate change and climate change regulation in its Annual Report on Form 10-K, which is filed with the U.S. Securities and Exchange Commission (SEC) and is available at www.chevron.com. Moreover, in light of the highly uncertain regulatory environment, disclosing speculative or immaterial risks could be misleading and could result in confusion.

Chevron responds actively to the concerns of governments and the public about climate change. Now in its ninth year of implementation, Chevron's Action Plan on Climate Change continues to guide our activities in response to climate change in the areas of greenhouse gas (GHG) emissions reduction, energy efficiency improvement, research and development investment in innovative low-carbon energy technologies, and advocacy. For example:

- As of 2010, Chevron has reduced the total energy consumption required to complete all of today's business functions by 33 percent compared with the energy the Company would have consumed if we were still operating at 1992 efficiencies;
- The Gorgon project in Australia will include storage of carbon dioxide. The sequestration component is expected to be the largest in the world and will demonstrate Chevron's global leadership in this technology;
- Chevron is the world's largest producer of geothermal energy, with installed geothermal capacity in Indonesia and the Philippines of more than 1,200 megawatts, enough energy to meet the needs of 16 million people;
- Catchlight Energy LLC, Chevron's joint venture with Weyerhaeuser Co., is a research and development partnership to transform cellulosic biomass into biofuels, with a focus on commercial-scale production; and
- Chevron Energy Solutions applies proven energy-efficiency and renewable power technologies to meet the needs of customers and works within Chevron to support internal energy efficiency, reliability, and renewable energy projects.

Chevron is currently complying with GHG emissions limits under the European Union Emissions Trading Scheme (ETS) and the New Zealand ETS and is preparing for the January 1, 2012, start of cap-and-trade provisions under California's AB32. Chevron recently implemented enhanced organizational capability and governance for carbon markets, ensuring a robust response to existing and potential market-based regulation.

For capital projects, Chevron evaluates GHG emissions profiles, potential costs of carbon, opportunities for avoidance or reduction of emissions, and the potential opportunities for carbon credit generation. Since 2002, Chevron has used an enterprise-wide emissions protocol and inventory system to calculate its emissions of carbon dioxide (CO_2), methane (CH_4) and nitrous oxide (N_2O) and to estimate its energy use in accordance with industry-accepted methods. In 2009, Chevron deployed a new Web-based system that is based on industry best practices in GHG accounting and reporting.

Since 2004, Chevron has participated in the Carbon Disclosure Project, which is an annual survey conducted on behalf of more than 475 institutional investors, and has been recognized within the energy sector as a leader in five of the past six years. Chevron regularly communicates the GHG footprint of its operations and its performance against an annual GHG emissions target in the Corporate Responsibility Report available at www.chevron.com.

Chevron evaluates costs and opportunities under existing and potential regulation for both its current business and capital investments. Based on this analysis, Chevron discloses the material risks from climate change and climate change regulation in its Annual Report on Form 10-K filed with the SEC. **Therefore, your Board recommends that you vote AGAINST this proposal.**

Exhibit D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 27, 2015

Chevron Corporation
(Exact name of registrant as specified in its charter)

Delaware	**001-00368**	**94-0890210**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6001 Bollinger Canyon Road, San Ramon, CA	**94583**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(925) 842-1000**

None
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 **Submission of Matters to a Vote of Security Holders.**

(a) The 2015 Annual Meeting of Stockholders of Chevron Corporation ("Chevron") was held on Wednesday, May 27, 2015.

(b) Chevron stockholders voted on the matters set forth below, with final voting results indicated. For the election of Directors in an uncontested election, each nominee who received a majority of votes cast (i.e., the number of shares voted for exceeded the number of shares voted against, excluding abstentions) was elected a Director. All other items were approved if the number of shares voted for exceeded the number of shares voted against, excluding abstentions.

(1) All nominees for election to the Chevron Board of Directors ("Board") were elected, each for a one-year term, based upon the following votes:

Nominee	Votes For		Votes Against	Abstentions	Broker Non-Votes
A.B. Cummings Jr.	1,275,237,912	99.1%	11,830,107	6,658,964	324,390,183
L.F. Deily	1,237,428,045	98.9 %	13,688,512	6,610,696	324,390,183
R.E. Denham	1,249,640,843	97.1%	37,524,232	6,562,178	324,390,183
A.P. Gast	1,276,532,513	99.2%	10,669,256	6,525,484	324,390,183
E. Hernandez Jr.	1,258,721,402	97.8%	28,194,095	6,811,756	324,390,183
J.M. Huntsman Jr.	1,271,541,914	98.8%	15,942,189	6,243,150	324,390,183
C.W. Moorman	1,273,946,633	99.0 %	13,221,038	6,559,582	324,390,183
J.G. Stumpf	1,252,882,643	97.4%	33,994,655	6,849,955	324,390,183
R.D. Sugar	1,248,423,142	97.0%	37,986,789	7,317,322	324,390,183
I.G. Thulin	1,273,688,765	99.0%	13,282,942	6,755,546	324,390,183
C. Ware	1,252,726,940	97.3%	34,409,982	6,590,331	324,390,183
J.S. Watson	1,230,634,922	97.1%	37,211,823	25,880,508	324,390,183

(2) The Board's proposal to ratify the appointment of PricewaterhouseCoopers LLP as Chevron's independent registered public accounting firm for 2015 was approved based upon the following votes:

Votes For	1,595,508,829	**99.0%**
Votes Against	15,598,635	**1.0%**
Abstentions	7,009,972	
Broker Non-Votes	Brokers were permitted to cast stockholder non-votes (i.e., uninstructed shares) at their discretion on this proposal item and such non-votes are reflected in the votes for or against or abstentions.	

(3) The Board's proposal for stockholders to approve, on an advisory basis, the compensation of Chevron's named executive officers was approved based upon the following votes:

Votes For	1,205,401,116	**94.1%**
Votes Against	75,946,121	**5.9%**
Abstentions	12,381,498	
Broker Non-Votes	324,390,183	

(4) The stockholder proposal regarding corporate charitable contributions was not approved based upon the following votes:

Votes For	53,259,045	**4.5%**
Votes Against	1,136,717,828	**95.5%**
Abstentions	103,750,380	
Broker Non-Votes	324,390,183	

(5) The stockholder proposal regarding lobbying was not approved based upon the following votes:

Votes For	337,251,519	**27.9%**
Votes Against	871,662,040	**72.1%**
Abstentions	84,813,694	
Broker Non-Votes	324,390,183	

(6) The stockholder proposal regarding the use of corporate funds for political purposes was not approved based upon the following votes:

Votes For	44,788,286	**3.6%**
Votes Against	1,197,044,859	**96.4%**
Abstentions	51,894,108	
Broker Non-Votes	324,390,183	

(7) The stockholder proposal regarding a dividend policy was not approved based upon the following votes:

Votes For	40,738,831	**3.2%**
Votes Against	1,225,537,812	**96.8%**
Abstentions	27,450,610	
Broker Non-Votes	324,390,183	

(8) The stockholder proposal regarding greenhouse gas emissions was not approved based upon the following votes:

Votes For	96,444,640	**8.2%**
Votes Against	1,085,379,460	**91.8%**
Abstentions	111,903,153	
Broker Non-Votes	324,390,183	

(9) The stockholder proposal regarding shale energy operations was not approved based upon the following votes:

Votes For	318,008,587	**26.8%**
Votes Against	870,141,217	**73.2%**
Abstentions	105,577,449	
Broker Non-Votes	324,390,183	

(10) The stockholder proposal regarding proxy access was approved based upon the following votes:

Votes For	708,419,594	**55.3%**
Votes Against	571,606,250	**44.7%**
Abstentions	13,701,409	
Broker Non-Votes	324,390,183	

(11) The stockholder proposal regarding an independent chairman was not approved based upon the following votes:

Votes For	275,719,271	**21.5%**
Votes Against	1,007,443,127	**78.5%**
Abstentions	10,564,855	
Broker Non-Votes	324,390,183	

(12) The stockholder proposal regarding an independent director with environmental expertise was not approved based upon the following votes:

Votes For	235,864,957	**19.9%**
Votes Against	951,626,249	**80.1%**
Abstentions	106,236,047	
Broker Non-Votes	324,390,183	

(13) The stockholder proposal regarding special meetings was not approved based upon the following votes:

Votes For	387,844,660	**30.3%**
Votes Against	892,392,897	**69.7%**
Abstentions	13,489,696	
Broker Non-Votes	324,390,183	

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEVRON CORPORATION

Dated: June 2, 2015

By /S/ RICK E. HANSEN

Rick E. Hansen,

Assistant Secretary and Managing Counsel, Corporate Governance